EXHIBIT 12

Ratio of Earnings to Fixed Charges
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies
(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except Ratios	2003	2002

Earnings:
Net income from continuing operations	$167	$243
Undistributed equity earnings	54	(10)

Total earnings	221	233

Income taxes	92	145

Fixed charges:
Interest expense including amortization of debt discount	126	139
Portion of rentals representing an interest factor	10	11

Total fixed charges	136	150

Earnings available for fixed charges	$449	$528

Ratio of earnings to fixed charges	3.3	3.5